EXECUTED COPY


03023559

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2003
WASH. D.C. 188 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 0-994

PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 4. FINANCIAL STATEMENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23 Consent of Independent Accountants
99 Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants

To the Participants and Administrator of the
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 3, 2003

Northwest Natural Gas Company
Retirement K Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments (Note 6)	$ 71,198,027	$ 79,577,919
Contributions receivable:		
Participant	89,678	86,618
Employer	31,584	30,430
Total contributions receivable	121,262	117,048
Net assets available for benefits	$ 71,319,289	$ 79,694,967

The accompanying notes are an integral part of the financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:		
Investment income	$ (54,792)	$ 454,175
Net depreciation in fair value of investments (Note 6)	(9,804,485)	(6,509,925)
Net investment (loss) income	(9,859,277)	(6,055,750)
Contributions:		
Elective and rollover	5,678,936	5,298,737
Employer	1,341,744	1,287,729
Total contributions	7,020,680	6,586,466
Total additions	(2,838,597)	530,716
Deductions:		
Withdrawals and benefit payments	(5,533,381)	(5,798,666)
Administrative fees and expenses	(3,700)	(3,250)
Total deductions	(5,537,081)	(5,801,916)
Net (decrease) in net assets available for benefits	(8,375,678)	(5,271,200)
Net assets available for benefits, beginning of year	79,694,967	84,966,167
Net assets available for benefits, end of year	$ 71,319,289	$ 79,694,967

The accompanying notes are an integral part of the financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the Company) who have completed 90 days of service with at least 250 hours credited or have 1,000 hours of service credited in their initial employment year or any plan year of service. At December 31, 2002, 1,226 participants had account balances in the Plan, of which 1,021 were active.

T. Rowe Price is the Plan's trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (Code) limitations, up to 50% of gross pay to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes 50% of the first 6% contributed by each employee, with a maximum match of 3% of gross pay. For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.

Investment options
Participants may direct contributions in any of the 12 investment options (9 options are funds managed by T. Rowe Price) offered by the Plan.

Vesting
All contributions to participant accounts are fully vested and nonforfeitable at all times.

Participant loans
The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loans. Interest charged on the loans equals the prime rate plus 1%, based on rates quoted in *The Wall Street Journal* on the last business day of the month prior to the loan's inception.

Withdrawals and payment of benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her account as a lump-sum distribution. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

1. Description of Plan (Continued)

Administrative fees and expenses
Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and trustee fees are provided by the Company without charge to the Plan. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing loans during the year and classified as administrative fees and expenses. Investment manager fees are calculated as a percentage of the fair market value of the assets and are paid by the Plan. Investment income is presented net of these fees.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements.

Basis of accounting
The financial statements are prepared using the accrual basis of accounting, except for withdrawals and benefit payments, which are recorded as paid.

Valuation of investments
Net asset values of the T. Rowe Price funds are determined by the trustee on a daily basis and are valued at the closing price on the last day of the year as quoted on the National Association of Security Dealers Automated Quotation (NASDAQ) for the years ended December 31, 2002 and 2001. Investments in the Company's common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange for the years ended December 31, 2002 and 2001.

Investment transactions and net investment income
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the payment date. The cost of securities sold is determined by the average cost method.

The net depreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized depreciation on those investments.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Payment of benefits
Benefits are recorded when paid.

3. Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2002 and 2001 totaled 74,768 shares for $2,094,616 and 82,823 shares for $2,011,410, respectively.

5. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

6. Investments

Investments representing 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

	2002	2001
T. Rowe Price Balanced Fund 766,446 and 765,497 shares, respectively	$ 11,887,571	$ 13,388,539
T. Rowe Price Blue Chip Growth Fund 841,211 and 887,759 shares, respectively	18,464,575	25,718,373
T. Rowe Price Mid-Cap Growth Fund 301,619 and 292,555 shares, respectively	9,362,248	11,526,681
T. Rowe Price Summit Cash Reserves 8,709,632 and 8,245,693 shares, respectively	8,709,632	8,245,693
Northwest Natural Gas Company Common Stock 466,476 and 505,238 shares, respectively	12,622,831	12,883,564

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements, Continued

6. Investments (Continued)

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual Funds	$(10,353,939)	$ (6,174,594)
Northwest Natural Gas Company Common Stock	549,454	(335,331)
Net depreciation in fair value of investments	$ (9,804,485)	$ (6,509,925)

Supplemental Schedule

Northwest Natural Gas Company
Retirement K Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
T. Rowe Price Spectrum Income Fund *	Mutual fund	$ 2,605,971
T. Rowe Price Balanced Fund *	Mutual fund	11,887,571
T. Rowe Price Blue Chip Growth Fund *	Mutual fund	18,464,575
T. Rowe Price Mid-Cap Growth Fund *	Mutual fund	9,362,248
T. Rowe Price Small-Cap Stock Fund *	Mutual fund	1,463,415
T. Rowe Price Short-Term Bond Fund *	Mutual fund	1,137,711
T. Rowe Price Summit Cash Reserves *	Mutual fund	8,709,632
T. Rowe Price Science and Technology Fund *	Mutual fund	1,657,798
T. Rowe Price Equity Index Trust *	Mutual fund	891,773
PIMCO Total Return Admin.	Mutual fund	440,226
Artisan International Fund	Mutual fund	655,617
Northwest Natural Gas Company Common Stock *	Common stock	12,622,831
Participant loans	5.25% to 10.5%, 1/15/03 to 9/19/07	1,298,659
Total investments		$ 71,198,027

* Represents identification of known party-in-interest in the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

By: 
C. J. Rue, Chairman,
Retirement K Savings Plan
Administrative Committee

Date: June 19, 2003

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2002

Document	Exhibit Number
Consent of Independent Accountants	23
Certificate Pursuant to Section 906 of Sarbanes-Oxley Act of 2002	99

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-63017, 333-46430, 333-55002, 333-70218 and 333-100885, and Post-Effective Amendment No. 1 to Registration Statement No. 2-76276) and in the Registration Statements on Form S-3 (Nos. 33-53795 and 333-100326, and Post-Effective Amendment No. 1 to Registration Statement Nos. 33-1304, 33-20384, and 333-68184) of Northwest Natural Gas Company of our report dated June 3, 2003 relating to the financial statements and supplemental schedule of the Northwest Natural Gas Company Retirement K Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Portland, Oregon
June 19, 2003

EXHIBIT 99

NORTHWEST NATURAL GAS COMPANY
Certificate Pursuant to Section 906
of Sarbanes – Oxley Act of 2002

The undersigned, C.J. RUE, the Chairman of the NORTHWEST NATURAL GAS COMPANY RETIREMENT K SAVINGS PLAN (the "Plan") ADMINISTRATIVE COMMITTEE, DOES HEREBY CERTIFY that:

1. The Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed this 19th day of June 2003.



Chairman, Retirement K Savings Plan
Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Northwest Natural Gas Company Retirement K Savings Plan and will be retained by the Northwest Natural Gas Company Retirement K Savings Plan and furnished to the Securities and Exchange Commission or its staff upon request.